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Exhibit 12.1

TELEPHONE AND DATA SYSTEMS, INC.
RATIOS OF EARNINGS TO FIXED CHARGES
For the Twelve Months ended December 31, 2003

(Dollars In Thousands)
As Restated

EARNINGS:
Income (Loss) from Continuing Operations before income taxes and minority interest	$130,736
Add (Deduct):
Earnings on Equity Method Investments	(53,154)
Distributions from Minority Subsidiaries	45,427
Minority interest in pre-tax income of subsidiaries that do not have fixed charges	(12,606)

110,403
Add fixed charges:
Consolidated interest expense	188,069
Interest Portion (1/3) of Consolidated Rent Expense	27,607

$326,079
FIXED CHARGES:
Consolidated interest expense	$188,069
Interest Portion (1/3) of Consolidated Rent Expense	27,607

$215,676
RATIO OF EARNINGS TO FIXED CHARGES	1.51

Tax-Effected Preferred Dividends	$652
Fixed Charges	215,676

Fixed Charges and Preferred Dividends	$216,328
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	1.51

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TELEPHONE AND DATA SYSTEMS, INC. RATIOS OF EARNINGS TO FIXED CHARGES For the Twelve Months ended December 31, 2003 (Dollars In Thousands) As Restated